# sodastream

a smarter way to enjoy soda


sodastream
ginger ale
orange
CO2 Cylinder

sodastream

# Our mission

*SodaStream seeks to revolutionize the beverage industry by providing a better alternative and environmentally friendly way for consumers to enjoy their own refreshing carbonated drinks.*

sodastream

# Vast global market opportunity

**Carbonated beverages $250 billion**



Diet Coke
mist
PEPSI

**Carbonated soft drinks $216 billion[1]**



**Sparkling water $34 billion[1]**

Source: Datamonitor (2009)

[1] Defined as off-premise beverage consumption

sodastream

# Investment highlights

- Proven Razor / Razor Blade Business Model
  - Highly profitable established markets in Western Europe
- Significant Global Growth Opportunities
  - US is the largest CSD market and currently only ~20% of our sales
  - Many other large, untapped markets around the world
- Strong Evidence of Consumer Adoption in New Markets
  - Early consumable data tracking ahead of plan
- Multiple Compelling Consumer Benefits
  - Convenience, Value, Environment, Health, Customizable

# Company snapshot

- SodaStream brand and product has 100+ year history
- Current management team / growth strategy installed in 2007
- Significant international presence (41 countries)
  - 58% Western Europe
  - 22% Americas
  - 20% Asia Pacific + CEMEA
- Recent focus on growing new markets
  - Direct: U.S. & U.K. retail expansion began in late 2009 / 2010
  - Distributor: France, Italy, and Czech Republic also areas of focus
- Increased marketing investment to support new distribution
  - Investing in multiple media platforms to grow the installed user base
  - Allocate A&P dollars based on distribution opportunities

# Complete carbonation system


BLUE
sodastream
sodastream

**Soda makers:**

- Large variety of designs and price points
- Durable and easy to use

+

**Carbonating bottles:**

- Transparent, high-pressure resistant
- Reusable
- Hermetically-sealing cap
- BPA-free
- Glass or plastic varieties

+

**$CO_2$ cylinders:**

- Up to 130 liters carbonated water per refill
- Consumers exchange empty cylinders for full ones at retail locations or home delivery via internet/phone

+

**Flavors:**

- Full range of regular and diet soft drink flavors, mixers and energy drinks
- Less sugar and carbs than leading brands; no high-fructose corn syrup
- Healthy & "functional"

# Razor/razor blade business model

## Soda makers sold (in thousands)



2,000
1,500
1,000
500
0
730
877
1,057
1,922
761
1,226
2007
2008
2009
2010
H1-10
H1-11
% growth
20.1%
20.5%
81.9%
61.2%

## Illustrative annual consumable purchases



**3 units** | **4 units** | **1 unit**

[1] Based on average estimated consumable purchases per active user

## Market development case study:
*US unit sales volume*



Soda makers
CO2 refills
Flavors
Qty000
1,800
1,350
900
450
0
43
143
160
97
242
394
370
606
1,646
65
207
344
233
580
1,569
2008
2009
2010
H1-10
H1-11

## Market development case study:
*France unit sales volume*



Soda makers
CO2 refills
Flavors
Qty000
1,800
1,350
900
450
0
43
21
194
123
114
658
223
345
1,660
96
148
694
145
427
1,768
2008
2009
2010
H1-10
H1-11

sodastream

# Razor/razor blade business model - US


Soda makers sold (in thousands)
2,000
1,500
1,000
500
0
730
877
1,922
2007
200
% growth
20.1
Market developmen
US unit sales volume
So
1,800
1,350
900
450
0
Qty000
43
143
160
97
242
394
370
65
207
344
233
2008
2009
2010
H1-10
H1-11
Illustrative annual consumable purchases
unit
Flavors
1,768
694
427
450
0
43
21
194
123
114
223
345
96
148
145
2008
2009
2010
H1-10
H1-11
Illustrative annual consumable purchases
4 units
8 units
2 units

# Consumables generate sustainable, long-term revenue for SodaStream

| Soda maker | Consumables | | | Revenue (4 years) |
|---|---|---|---|---|
| $50 | $76 | $16 | $47 | $139 |
|  |  | +  | +  | = |
| | Exchangeable $CO_2$ cylinders | Carbonation bottles | Flavors | |

***Attractive business model driven by recurring purchases of high-margin consumables***

Note: Based on average estimated 4-year value from consumer; assumes USD/EUR exchange rate of 1.4183 as of 03/31/11

sodastream

# Product mix drives profitability

## Highlights

- Soda maker sales are profitable
- Product mix shift to consumables translates into higher-margin financial profile as markets mature

## H1'11 sales (€ volume) by product



Other
3%
Starter Kits
43%
Consumables
54%

## Market comparison: From start-up to established market (sales € volume by product)

*Soda maker sales* → *Increase installed base* → *Increased consumables* → *Higher margins*

United States (H1 '11) – Early Stages



Consumables
40%
Starter Kits
60%

Switzerland (H1'11) – More Developed



Consumables
77%
Starter Kits
23%

sodastream

# Established vs. New Markets
# Average Quarterly Revenues: 2007-2011


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
€000's
-
Q1
Q2
Q3
Q4
Old markets
New markets

- These figures represent approximately 90% of our global business
- Established markets follow typical beverage consumption seasonal trends
- Sales in new markets, particularly the U.S. are stronger during holiday period
- Gap between established and new markets has been closing

sodastream

# Compelling consumer benefits

- **Convenient**
  - No heavy bottles to carry from the store; saves space; no return of "empties"
- **Cost effective**
  - Saves up to 70% for sparkling water and up to 30% for carbonated soft drinks; "fizz-preserving" cap means less wasted flat soda
- **Promotes health and wellness**
  - No high-fructose corn syrup, fewer carbohydrates, fewer calories than popular soft drink brands; diets contain Splenda®; All-Natural flavors; promotes greater water consumption
- **Customizable**
  - Prepare beverages exactly the way you like them
- **Environmentally friendly**
  - Avoids the pollution caused by the production, packaging and transport of bottled beverages; 1 SodaStream bottle replaces over 10,000 conventional ones
- **Fun and easy to use**

sodastream

# Growth strategy

## Grow installed base

- **Product development**
  - Enhanced features and designs
- **Consumer awareness & demand**
  - Brand-building activities – PR, advertising, in-store demonstrations
- **Expand market**
  - Focus on U.S. opportunity
  - Add new countries
  - Penetrate new channels

## Cultivate users for life

- **Accessibility of consumables**
  - Reaching mass market & multi-channel coverage
- **Loyalty marketing**
  - Referrals, membership programs & incentives, user ambassadors
- **Innovative product offerings**
  - Continual introduction of new and on-trend flavors and natural $CO_2$
  - Upgrade programs & products

sodastream

# Growth via product development

**Soda Makers**

*Electric (2012), Fizz Chip, Penguin, ECO, Karim Rashid, Crystal*



**Flavors**

*120+ flavors including organic (2012), All-Natural, functional, local*



**$CO_2$ & Bottles**

*"To-Go" (2012), Natural $CO_2$; Glass, limited edition, dishwasher safe*



**Future Products**

*Restaurant/Office, Refrigerator, Under-Sink, Wall-mounted*



sodastream

# Growth via brand awareness / education

- **Build brand awareness & "heat"**
  - Celebrity endorsement
  - Controlled distribution
  - Internet & affiliates
- **Drive trial in-store**
  - In-store demonstrations, POS video
  - Increased distribution, flavor variety
  - Feature & Display
- **Brand Education**
  - PR & social media
  - Word of mouth
  - Referral programs



Det perfekta bubbelvattnet.
facebook
Doe je moeder haar eigen frisfabriek cadeau.
Daar heb je lekker zelf ook wat aan.
sodastream
Sodastream "Bontà Frizzante"
100% ingredienti naturali

# Brand Education: Point of sale in-store video


sodastream
Earth Friendly
no lugging
no storage
sodastream
Turn water into sparkling water
and soda in seconds!
Carbonator Exchange: Swap your empty
for a full CO2 Carbonator at Customer Service
sodastream

sodastream

# Brand Education: Support from key retailers


BED BATH &
TURN WATER INTO SODA IN SECONDS
sodastream
Genesis Soda Maker
99.99
BEYOND

BED BATH & BEYOND

*Holiday circular cover*


Just the Right Sparkle
Meet the SodaStream Fizz
Make perfect sparkling water, homemade sodas and cocktails with the eco-friendly SodaStream Fizz. Use the new LCD panel to choose carbonation level and monitor canister supply at a glance.
BUY NOW ▶
SAVE $30
NEW SodaStream Fizz Sparkling Water Maker ▸
OUR PRICE $149.95, SUGG. $180.00

WILLIAMS-SONOMA

*E-mail blast*

sodastream

# Brand Education: "The Cage" – Belgium, 2010


sodastream

"Bottle-Saving" Calculator for bloggers and websites


SodaStream
has saved the world from
1,088,906,165
bottles since Jan. 2009
sodastream™
a smarter way to enjoy soda

sodastream

# Brand Education

## "The Cage" unveiled by Susan Sarandon



1 family. 5 years. 10,657 bottles & cans.
SodaStream
reusable
bottle can
replace al
of this.

sodastream

# Brand Heat: Television placements

***30 Rock***


THE VOICE
TUES 9/8c

# Brand Heat: Television placements

***How I Met Your Mother***



# Growth via market expansion

- SodaStream products sold in 41 countries, including 26 entered since 2007 (42nd market, Japan, begins Q4'11)



Americas: 22%[1]
+144% Y/Y
Western Europe: 58%[1]
+22% Y/Y
CEMEA: 14%[1]
+52% Y/Y
Asia-Pacific: 6%[1]
+47% Y/Y

- Represents most significant market opportunity (US flag)
- Historically strong market with growth accelerated by recent acquisition (German flag)
- Highly popular in 1970s and 1980s with strong brand equity and recent re-launch (UK flag)
- High household penetration rates (~20%) with greater proportion of high-margin consumables (Norway and Sweden flags)
- Distributor markets with substantial opportunity (Italy and France flags)
- Fastest growing market in CEMEA, with increasing sales from consumables (Czech flag)

- Direct subsidiary (12)
- Distributor, pre-2007 (3)
- Distributor market entered since 2007 (26)

[1]Percentage of H1'11 sales

sodastream

# Market snapshot

- 12 direct subsidiary and 29 distributor markets
- Distributor sales represent 42% of Q2'11 sales vs. 31% Q2'10
- Pipeline fill to distributors has been followed by strong sell-in results
- New direct markets like U.S. & U.K. growing rapidly through SKU count proliferation and retail door expansion
- Established markets with household penetration from 5% - 25% continue to grow and generate high profitability

sodastream

# Germany


BRITA
19,99
SATURN
Wasserfilter
sodastream
sodaclub

# Sweden


SCANPART
SAMSUNG
SIEMENS
AGA
SCANPART
SIEMENS
Cylinda
GRAM
AEG
LG
Hotpoint
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat

# Sweden



tvätt
Sodastream

# Denmark


Glædelig
Jul
KRUPS
Nordens

# Finland


PALVELU
PALVELU
Kamerat
LUMIX
sodastream

# Italy


sodastream
sodastream
sodastream
Earth Friendly
sodastream

# Australia


sodastream

# Canada



# Belgium


sodaclub

# Taiwan


sodastream
sodastream
氣泡水機


恆隆行
sodastream

# UK (Selfridges)


sodastream
makes sparkling water from
ordinary tap water, saving
thousands of plastic bottles
every year.

# United States

WILLIAMS-SONOMA


BED BATH &
TURN WATER INTO SODA IN SECONDS
sodastream
Genesis Soda Maker
99.99
bedbathandbeyond.com
BEYOND


★★★★★ 4.9 OUT OF 5
"THE PENGUIN IS NOT ONLY FUN TO USE, BUT IT ACTUALLY ENDS UP BEING ECONOMICAL AND ECOLOGICAL (SINCE NOW WE'RE NOT BUYING BOTTLES AND BOTTLES OF SPARKLING WATER)."
-LOS ANGELES, CA

BED BATH & BEYOND

bloomingdale's






SODASTREAM
HOME SODA MAKER
SODASTREAM
Cuisinart
macy's
cellar

# Strong U.S. rollout
## Productivity based on quality not quantity

### Select U.S. retail relationships

**2011**
JCPenney, BON-TON, BARTELL DRUGS (Washington's Own Drugstore)

**2010**
BED BATH & BEYOND, Sears, Crate&Barrel, SHOPKO, le gourmet chef, KITCHEN COLLECTION

**2009**
Sur La Table, bloomingdale's, macy's, KOHL'S (expect great things)

**2008**
WILLIAMS-SONOMA

### 2010 -2011 Retail rollout – number of doors

| | Q1 | Q2 | Q3 | Q4 | Q1-11 | Q2-11 | Q3TD | $CO_2$ refill |
|---|---|---|---|---|---|---|---|---|
| Bed, Bath and Beyond | — | — | 30 | 950 | 950 | 965 | 975 | ✔ |
| Best Buy | --- | --- | --- | --- | --- | --- | 730 | |
| Macy's | 125 | 230 | 450 | 450 | 450 | 635 | 635 | |
| Sears | — | — | — | 415 | 415 | 420 | 420 | |
| Kohl's | 300 | 300 | 300 | 300 | 1100 | 1090 | 1090 | |
| JCPenney | — | — | — | — | — | 630 | 630 | |
| Williams-Sonoma | 260 | 270 | 270 | 270 | 270 | 270 | 270 | ✔ |
| Kitchen Collection | 20 | 20 | 170 | 225 | 225 | 210 | 215 | ✔ |
| BJ's | ---- | ---- | 190 | 190 | 190 | 190 | 190 | |
| Shopko | — | — | 135 | 135 | 135 | 135 | 135 | ✔ |
| Crate and Barrel | 85 | 85 | 85 | 85 | 85 | 85 | 85 | ✔ |
| Le Gourmet Chef | 80 | 80 | 80 | 80 | 80 | 70 | 70 | ✔ |
| BonTon | — | — | — | — | — | 255 | 255 | ✔ |
| Sur La Table | 80 | 80 | 80 | 80 | 80 | 80 | 80 | ✔ |
| Bloomingdale's | 30 | 30 | 30 | 30 | 30 | 30 | 30 | |
| Bartell's | — | — | — | — | — | 60 | 60 | ✔ |
| Independents | 275 | 375 | 450 | 505 | 550 | 775 | 795 | ✔ |
| Other | 100 | 255 | 390 | 310 | 90 | 40 | 85 | ✔ |
| **Total Doors** | **1,355** | **1,725** | **2,660** | **4,025** | **4,650** | **5,940** | **6,740** | |

sodastream

# U.S. retail strategy

- **Continue strong door productivity**
  - Increase soda maker and flavor SKU count on shelves; Add CO2 exchange
  - Invest for in-store activities; demonstrations, video monitors, etc.
- **Test with new key retailers**
  - New retail typically "tests" by selling in a limited number of stores, learning how to message and sell the system, gathering consumer feedback
  - Currently testing with several national and regional retail chains
- **Rollout to new doors**
  - SodaStream and retailer review the test and determine the details and timing of the rollout

# Update on infrastructure investments

## Unique capabilities

- **Unique operating model**
  - Proprietary manufacturing expertise & componentry
  - Experience and know-how in HAZMAT
  - Regulatory certifications
  - Ability to manage reverse logistics

## Building for growth

- **Current annual soda maker capacity[1] adequate to support near-term growth**
- **New capacity to support future growth**
  - Developing new primary site (85k $m^2$)
  - Short-term expansion of existing facilities; subcontractors and acquired facility

[1] Includes existing manufacturing facility and subcontractors



| Location | Israel - Negev | Israel – Northern Galilee | Israel – Southern Galilee |
|---|---|---|---|
| Main activities | Main future site: plastics, metal, syrups | Plastics - 55 plastic injection machines | Plastic painting, assembly |
| Est. cost of investment | €30.0mm | €4.0mm | €2.0mm |
| Expected execution date | 2013 / 2014 | Q3'11 | Q2'11 |

sodastream

# 2010 / 2011 financial review

## Revenue (€mm)



2009 2010 2011
€180.0
€160.0
€140.0
€120.0
€100.0
€80.0
€60.0
€40.0
€20.0
€0.0
€21.5 €30.2 €45.1
€24.3 €38.5 €53.3
€27.7 €42.0
€31.5 €50.0
€105.0 €160.7
Q1 Q2 Q3 Q4 FY

| | | Q1 | Q2 | Q3 | Q4 | FY |
|---|---|---|---|---|---|---|
| **Consolidated Growth:** | 2011: | 49.5% | 38.3% | | | |
| | 2010: | 40.4% | 58.3% | 51.7% | 58.5% | 53.0% |
| **Americas Growth:** | 2011: | 152.6% | 135.8% | | | |
| | 2010: | 99.5% | 116.4% | 245.4% | 238.0% | 188.9% |

## Adjusted EBITDA[1] (€mm)



2009 2010 2011
€20.0
€18.0
€16.0
€14.0
€12.0
€10.0
€8.0
€6.0
€4.0
€2.0
€0.0
€2.3 €3.2 €6.8
€1.3 €3.7 €7.7
€3.7 €5.7
€5.9 €6.2
€13.2 €18.8
Q1 Q2 Q3 Q4 FY

| | | Q1 | Q2 | Q3 | Q4 | FY |
|---|---|---|---|---|---|---|
| **Growth:** | 2011: | 111.2% | 107.6% | | | |
| | 2010: | 42.0% | 181.2% | 52.8% | 4.4% | 42.3% |

[1] Adjusted for management fees & share-based payments

sodastream

# Long-term financial drivers & growth targets

**Drivers**

- Continue rapid U.S. expansion
  - 145% revenue growth H1'11 / H1'10
- Further expansion into other recently launched markets
  - France, Italy, Czech Republic, UK
- Growing demand for consumables over time, which increases margins
  - Target operating margin of 25%+ in established markets
- Leverage fixed costs while continuing to invest in marketing

***Long-term annual targets:***

- Revenue growth of 20%+
- EPS growth of 25%+

# sodastream

a smarter way to enjoy soda



ginger ale
orange
sodastream

sodastream

# Appendix

# Non-IFRS reconciliations

## Reconciliation of net income to EBITDA and to adjusted EBITDA (€mm)

| | 2007 | 2008 | 2009 | 2010 (€) | 2010 ($)[1] | H1-2010 | H1-2011 |
|---|---|---|---|---|---|---|---|
| Net income | (1.6) | 0.5 | 7.1 | 9.7 | 13.8 | 4.2 | 9.3 |
| Interest expense, net | 2.2 | 2.7 | 2.0 | 1.5 | 2.1 | 0.8 | (0.5) |
| Income tax | 0.3 | 5.0 | 1.8 | 1.8 | 2.5 | 0.6 | 1.7 |
| D&A | 1.8 | 2.0 | 1.6 | 2.5 | 3.6 | 1.0 | 2.0 |
| **EBITDA[2]** | **2.7** | **10.2** | **12.6** | **15.5** | **22.0** | **6.6** | **12.5** |
| Management fee | 0.3 | 0.5 | 0.5 | 2.3 | 3.2 | 0.2 | - |
| Share-based payments | 0.0 | 0.2 | 0.2 | 1.0 | 1.4 | 0.2 | 2.1 |
| **Adjusted EBITDA[3]** | **3.0** | **11.0** | **13.2** | **18.8** | **26.7** | **6.9** | **14.5** |

[1] Assumes currency translation rate of €1=$1.4183 (as of March 31, 2011)

[2] EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization; EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance; EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses; EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated

[3] Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the non-cash share-based compensation expense and for the impact of a discontinued management fee expense paid to Fortissimo Capital; we use adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of one-time costs associated with nonrecurring events and non-cash items such as share-based compensation expense, which can vary depending upon accounting methods.

sodastream

# Non-IFRS reconciliations (cont'd)

**Reconciliation of net income to adjusted net income (€mm)**

| | 2007 | 2008 | 2009 | 2010 (€) | 2010 ($)[1] | H1-2010 | H1-2011 |
|---|---|---|---|---|---|---|---|
| Net income | (1.6) | 0.5 | 7.1 | 9.7 | 13.8 | 4.2 | 9.3 |
| Management fee | 0.3 | 0.5 | 0.5 | 2.3 | 3.2 | 0.2 | — |
| Share-based payments | 0.0 | 0.2 | 0.2 | 1.0 | 1.4 | 0.2 | 2.1 |
| Income tax effect of the foregoing | (0.0) | (0.1) | (0.1) | — | — | — | — |
| **Adjusted net income[2]** | **(1.4)** | **1.2** | **7.7** | **13.0** | **18.5** | **4.5** | **11.4** |

[1]Assumes currency translation rate of €1=$1.4183 (as of March 31, 2011)
[2]Adjusted net income is a non-IFRS measure and is defined as net income calculated in accordance with IFRS as adjusted for the impact of Share-Based Compensation and for the impact of the Fortissimo Payments; we use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of one-time costs associated with nonrecurring events and non-cash items such as share-based compensation expense, which can vary depending upon accounting methods

sodastream